Exhibit 99.1

WeRide Inc. Announces Results of Annual General Meeting

NEW YORK, June 26, 2026 (GLOBE NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD; HKEx: 0800), a global leader in autonomous driving technology, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of the annual general meeting dated May 8, 2026, Beijing time (the “AGM Notice”), has been adopted at the annual general meeting held in Guangzhou, Guangdong Province, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) each of Dr. Tony Xu Han, Dr. Yan Li, Mr. Ichijo Futakawa, Mr. Jean-François Salles, Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan is re-elected as a director of the Company; (ii) the directors of the Company are granted a general unconditional mandate to allot, issue or deal with additional Class A ordinary shares and/or resell treasury shares; and (iii) the directors of the Company are granted a general unconditional mandate to repurchase the Company’s own shares and/or American depositary shares (“ADSs”), on the terms and in the periods as set out in the AGM Notice.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been deployed in over 40 cities across 12 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, the UAE, Singapore, France, Switzerland, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists. For more information, please visit www.weride.ai.

Investor Contact

ir@weride.ai